UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate Change: Chief Executive to retire dated 07 May 2025

7 May 2025

This announcement contains inside information

Directorate Change: Rentokil Initial plc Chief Executive to retire

The Board of Rentokil Initial plc (FTSE: RTO, NYSE: RTO, "the Company") today announces that Andy Ransom, Chief Executive, is to retire by the time of the 2026 AGM. After 17 years on the Board, 12 of which as Chief Executive, both the Board and Andy agree that the time is right and the search for a successor is already underway, led by Richard Solomons, Chair.

Richard Solomons, Chair, said:

"Andy has created a global leader in Pest Control and the Board thanks him for his outstanding contribution. Rentokil Initial is well placed within an industry that has attractive and sustainable growth drivers. The Company has exceptional long term growth prospects but short term our priority is on turning around the underperforming North American business. Andy is very focused on this task and will ensure a smooth handover when a new Chief Executive is appointed."

Andy Ransom, Chief Executive, said:

"It has been a great privilege to lead the growth of Rentokil Initial as Chief Executive over the last 12 years and to establish it as a global leader in Pest Control. I look forward to working with my successor in due course to ensure a successful transition. For now, I am focused on executing our growth plans in our North America business and expanding in our target markets around the world, so as to leave the Company in the best possible shape for the future. I would like to place on record my thanks to the tens of thousands of colleagues whose hard work and commitment underpin both the many achievements over the last few years and the great potential the Company has today."

Rentokil Initial plc also announces new Non-Executive Directors today. See separate announcement.

Note:

Andy Ransom will be treated as a good leaver by reason of his retirement for the purposes of annual bonus and awards under the Deferred Bonus Plan and Performance Share Plan in accordance with the Company's Directors' Remuneration Policy and the relevant plan rules. Further details will be disclosed on the Company's website in due course in compliance with Section 430(2B) of the Companies Act 2006, and details will also be disclosed in the Directors' Remuneration Report within the Company's Annual Report and Accounts for the relevant year.

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc: + 44(0)7795166506
Media: Malcolm Padley, Rentokil Initial plc: +44(0)7788978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary